

July 23, 2010

Via Fax and U.S. Mail

Rick F. Yeh, Esq.
General Counsel
Diodes Incorporated
15660 Dallas Parkway
Suite 850
Dallas, Texas 75258

> **Re:** **Diodes Incorporated**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 002-25577**

Dear Mr. Yeh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 10. Directors, Executive Officers and Corporate Governance, page 53

1.   In future filings, please clarify the principal employment for each of your directors during the last five years. Refer to Item 401(e) of Regulation S-K. If a particular director has been retired for the entire five years, this should be indicated in your disclosure.

Item 11. Executive Compensation, page 53

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe in detail the process you undertook to reach that conclusion.

Exhibits

3.   We note that the credit agreement with Bank of America filed as exhibit 10.1 to your Form 8-K filed December 2, 2009 appears to be missing schedules 2.01, 5.05 and 5.06. Please refile this agreement with all attachments, or advises us of why it is appropriate to omit this information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

                                                Sincerely,

                                                Russell Mancuso
                                                Branch Chief